SEC FILE NO. 70-10079





                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                FIRSTENERGY CORP.




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                                            :
        In the matter of                    :
        FirstEnergy Corp.                   :    Certificate Pursuant
                                            :    to Rule 24 of Partial
                                            :    Completion of
                                            :    Transactions
                                            :
        SEC File No. 70-10079               :
        (Public Utility Holding Company Act :
        of 1935)                            :
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TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


        The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-10079 have been carried out in accordance with the Commission's Order dated December 19, 2002, as follows:

        FirstEnergy request authority to invest, through December 31, 2005, up to $100 million in: (1) new or existing Low Income Housing Tax Credits (LIHTC Projects) located anywhere in the United states; and (2) historic building or other qualified rehabilitated building projects (Section 47 Projects) located within their service territories (collectively, "Tax Credit Projects").

1. A copy of the unaudited financial statements of Ohio Edison Company (OE) (including a Consolidated Balance Sheet and Statement of Income) as of and for the twelve months ended June 30, 2003 is attached as Exhibit A.

2. During the period January 1, 2003 through June 30, 2003, there were no revenues and any form of compensation received from any and all Tax Credit Projects directly or indirectly owned.

3. No investment was made to new Tax Credit Projects during the period January 1, 2003 through June 30, 2003.

4.      Amount authorized to invest in the Tax Credit          $100,000,000
        Projects as of January 1, 2003

        Investment during the period January 1, 2003
        through June 30, 2003                                       -0-
                                                                -----------

        Amount available to invest in the Tax Credit
        Projects as of June 30, 2003                           $100,000,000
                                                                ===========

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5.      The following is a list of LIHTC project  investments  currently held by
        FirstEnergy and its subsidiaries as of June 30, 2003:


        Apollo Tax Credit Fund - III, L. P.                       $   4,500,000
        Apollo Tax Credit Fund - IX, L. P.                           29,873,702
        Boston Capital Corporate Tax Credit Fund IV, L. P.            2,063,483
        Boston Capital Corporate Tax Credit Fund X, L. P.             5,341,538
        Boston Capital Corporate Tax Credit Fund XIV, L. P.          11,574,200
        Boston Capital Corporate Tax Credit Fund XVII, L. P.          6,782,570
        Boston Financial Institutional Tax Credit Fund III, L. P.     4,650,000
        Boston Financial Institutional Tax Credit Fund V, L. P.       2,500,000
        Boston Financial Institutional Tax Credit Fund XVI, L. P.     4,863,500
        Marion Senior Housing Limited Partnership                     2,176,588
        McDonald Corporate Tax Credit Fund LP                         2,500,000
        McDonald Corporate Tax Credit Fund - 1995 LP                  5,000,000
        McDonald Corporate Tax Credit Fund - 1996 LP                 10,000,000
        McDonald Ohio Tax Credit Fund - 1998 LP                       5,000,000
        Ohio Equity Fund for Housing LP II                              998,535
        USA Institutional Tax Credit Fund VII LP                      3,850,000
                                                                   ------------
        Total                                                     $ 101,674,116
                                                                   ============

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                                    SIGNATURE



        PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.




                                                 FIRSTENERGY CORP.




Date:   August 26, 2003
                                 By:          /s/ Harvey L. Wagner
                                       ----------------------------------
                                                  Harvey L. Wagner
                                            Vice President, Controller
                                           and Chief Accounting Officer

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